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                                November 20, 2020

       Katherine Power
       Chief Executive Officer
       Powered Brands
       292 Madison Ave.
       New York, NY 10017

                                                        Re: Powered Brands
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
26, 2020
                                                            CIK No. 0001829427

       Dear Ms. Power:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted on October 26, 2020

       Summary Financial Data, page 31

   1. Revise your disclosure to give effect to the sale of units in this offering and the sale of the private placement
warrants in a separate    as-adjusted    column.
 Katherine Power
FirstName  LastNameKatherine Power
Powered Brands
Comapany 20,
November   NamePowered
               2020       Brands
November
Page 2     20, 2020 Page 2
FirstName LastName
        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:      Daniel Espinoza